March 30, 2016

VIA EDGAR CORRESPONDENCE

Thomas Kluck

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II

Pre-Effective Amendment No. 1 to Registration Statement on Form S-3

(Filed March 30, 2016; File No. 333-210024)

Dear Mr. Kluck:

In accordance with Rule 461 under the Securities Act of 1933, as amended, ProShares Trust II (the “Registrant”) respectfully requests acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective at 5:30 p.m., Eastern Time, on March 30, 2016, or as soon thereafter as practicable.

The Registrant is aware of its responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the Registration Statement. The Registrant acknowledges that, should the Securities and Exchange Commission (the “Commission”) or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant acknowledges that the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility from the adequacy and accuracy of the disclosure in the filing. Finally, the Registrant acknowledges that it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6578. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Robert J. Borzone Jr.

Vice President and Legal Counsel